UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-39111

XChange TEC.INC

(Registrant’s Name)

No.801, Building 1, 1136 Xinzha Road

JingAn District, Shanghai, 200041

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereof, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on July 27, 2021 (Registration No. 333-258187) and shall be a pat thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 11, 2025, XChange TEC. (the “Company”) received a notice (the “Compliance Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company has regained compliance with the requirement to maintain a minimum Market Value of Listed Securities of $35 million as set forth under Nasdaq Listing Rule 5550(b)(2) (the “MVLS Rule”) for continued listing on The Nasdaq Capital Market.

As previously announced by the Company, on May 13, 2025, the Company received a delisting letter from Nasdaq stating that the Company had not regained compliance with the MVLS Rule within the 180-calendar-day compliance period, and that the Company’s American Depositary Shares (the “ADSs”) would be delisted from The Nasdaq Capital Market.

With the receipt of the Compliance Notice, the Company is now in compliance with The Nasdaq Capital Market’s listing requirements, and the Company’s ADSs will continue to be listed and traded on The Nasdaq Capital Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XChange TEC.INC

By:	/s/ Zhichen Sun
Name:	Zhichen Sun
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 12, 2025

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